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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                                -----------------

                            BREAKAWAY SOLUTIONS, INC.
                                (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.000125 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   105372 10 5
                                 (CUSIP NUMBER)

                              HENRY N. NASSAU, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                          INTERNET CAPITAL GROUP, INC.
                                THE 600 BUILDING
                              435 DEVON PARK DRIVE
                                 WAYNE, PA 19087
                                 (610) 989-0111
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:

                           CHRISTOPHER G. KARRAS, ESQ.
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2793
                                 (215) 994-4000

                                  APRIL 9, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO
REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX |_|

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
------------------------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON                         INTERNET CAPITAL GROUP, INC.

     SS. OR I.R.S. IDENTIFICATION                     23-2996071
     NO. OF ABOVE PERSON
------------------------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX                        (a)   |_|
     IF A MEMBER OF A GROUP                           (b)   |_|
------------------------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                  OO
------------------------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF
     LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|
------------------------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION             DELAWARE
------------------------------------------------------------------------------------------------
NUMBER OF SHARES                                      7)    SOLE VOTING
BENEFICIALLY OWNED BY                                       POWER                0
REPORTING PERSON WITH                                 ------------------------------------------
                                                      8)    SHARED VOTING
                                                            POWER                47,093,432(1)
                                                      ------------------------------------------
                                                      9)    SOLE DISPOSITIVE
                                                            POWER                0
                                                      ------------------------------------------
                                                      10)   SHARED DISPOSITIVE
                                                            POWER                47,093,432(1)
------------------------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                   47,093,432
------------------------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES              |_|
------------------------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                            57.0%
------------------------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                         CO
------------------------------------------------------------------------------------------------

1. Includes 14,285,720 warrants held by ICG Holdings, Inc. to purchase the same number of shares of the Issuer's common stock. Also includes 142,858 shares of the Issuer's Series A Preferred Stock owned by ICG Holdings, Inc. that are initially convertible into 14,285,800 shares of the Issuer's common stock.



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

------------------------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON                         ICG HOLDINGS, INC.

     SS. OR I.R.S. IDENTIFICATION                     51-0396570
     NO. OF ABOVE PERSON
------------------------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX                        (a)   |_|
     IF A MEMBER OF A GROUP                           (b)   |_|
------------------------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                  WC
------------------------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF
     LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|
------------------------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION             DELAWARE
------------------------------------------------------------------------------------------------
NUMBER OF SHARES                                      7)    SOLE VOTING
BENEFICIALLY OWNED BY                                       POWER                0
REPORTING PERSON WITH                                 ------------------------------------------
                                                      8)    SHARED VOTING
                                                            POWER                47,093,432(1)
                                                      ------------------------------------------
                                                      9)    SOLE DISPOSITIVE
                                                            POWER                0
                                                      ------------------------------------------
                                                      10)   SHARED DISPOSITIVE
                                                            POWER                47,093,432(1)
------------------------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                   47,093,432(1)
------------------------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES              |_|
------------------------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                            57.0%
------------------------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                         CO
------------------------------------------------------------------------------------------------

1. Includes 14,285,720 warrants to purchase the same number of shares of the Issuer's common stock. Also includes 142,858 shares of the Issuer's Series A Preferred Stock that are initially convertible into 14,285,800 shares of the Issuer's common stock.

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on January 26, 2001, Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on January 26, 2001 and Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the SEC on February 23, 2001. This Amendment No. 3 amends and supplements Amendment No. 2. Information in the Schedule 13D, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 3 relates to the acquisition of (a) warrants to purchase up to 14,285,720 shares of Common Stock, at an exercise price of $.70 per Warrant, of the Issuer (the "Warrants") and (b) 142,858 shares of the Issuer's Series A Preferred Stock, $.0001 par value (the "Preferred Stock"), which is initially convertible into 14,285,800 shares of the Common Stock.

     The exercise price of the Warrants and the number of shares of Common Stock underlying the Warrants are subject to adjustment upon certain events as described in the Warrants. The form of the Warrant is filed as Exhibit 1 hereto, and the terms of which are incorporated herein by reference. The Preferred Stock is convertible into Common Stock on the terms set forth in the Certificate of Designation of the Series A Preferred Stock, which is filed as Exhibit 2 hereto, and the terms of which are incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 6, 2001, the Equity Financing of the Issuer closed. Pursuant to the terms of the Series A Purchase Agreement, at the closing ICGH purchased (a) 142,858 shares of the Preferred Stock for $10,000,060 and (b) the Warrants for $142.86. At the Closing, ICGH delivered the notes held by it evidencing indebtedness under the Debt Financing to the Issuer for cancellation, and the outstanding amount of such notes, $9,146,359.47, including accrued interest thereon, was applied to the purchase price of the Preferred Stock purchased by ICGH at the Closing.

ITEM 4. PURPOSE OF TRANSACTION

     ICGH acquired the Warrants and the Preferred Stock in connection with, and as consideration for, the Equity Financing.

     Pursuant to the terms of a Closing Agreement dated April 6, 2001 (the "Closing Agreement"), which is filed as Exhibit 3 hereto and the terms of which are incorporated herein by reference, the Issuer increased the size of its Board of Directors to seven members, and


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

elected the following persons to the Issuer's Board: Wayne Weisman, E. Talbot Briddell, Gerald Marcus, William Loftus and Henry Nassau.

     Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Before the exercise of any part of the Warrants or the conversion of any shares of Preferred Stock, ICGH may be deemed to be the beneficial owner of 15,276,096 shares of Common Stock (or 28.3% of the outstanding
Common Stock). ICGH may be deemed to be the beneficial owner of the Common Stock underlying the Warrants and the Preferred Stock, which would, if fully exercised in the case of the Warrants and converted in the case of the Preferred Stock, give ICGH an additional 31,817,326 shares of Common Stock (or 57.0% of the outstanding Common Stock). The 15,276,096 shares of Common Stock presently held by ICGH were contributed to ICGH by ICG, ICGH's sole stockholder, pursuant to the terms of contribution agreements between ICG and ICGH dated December 29, 1999 and April 6, 2000. Because ICGH is a wholly-owned subsidiary of ICG, ICG may be deemed to be the beneficial owner of the Common Stock underlying the Warrants and the Preferred Stock, with ICG and ICGH sharing the power to exercise the Warrants and convert the Preferred Stock, and upon exercise of any part of the Warrants or conversion of the Preferred Stock, to vote and dispose of the shares of Common Stock underlying the same.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the right to receive Common Stock upon exercise of the Warrants, the right to convert the Preferred Stock into Common Stock and the transactions described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the Directors or Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Warrants to Purchase up to 14,285,800 Shares of Common Stock of Breakaway Solutions, Inc.

Exhibit 2    Certificate of Designation for Series A Preferred Stock

Exhibit 3    Closing Agreement dated April 6, 2001

Exhibit 4    Joint Filing Agreement between ICG and ICGH



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

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 11, 2001                        INTERNET CAPITAL GROUP, INC.


                                             By:  /s/ Henry N. Nassau
                                                 -------------------------------
                                             Name:  Henry N. Nassau
                                             Title: Vice President and Secretary


                                             ICG HOLDINGS, INC.


                                             By:  /s/ Henry N. Nassau
                                                 -------------------------------
                                             Name:  Henry N. Nassau
                                             Title: Vice President and Secretary



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